Exhibit 99.1

Cellectis Reports 2nd Quarter and First Half Year 2016 Financial Results

- First patient dosed in phase 1 clinical trial for UCART19

- UCART 123 manufacturing ongoing

- Strong cash position of $300 million1 (€270 million) as of June 30, 2016

- Revenues and other income of $20 million2 (€18 million) in the 2nd quarter of 2016

- Adjusted income attributable to shareholders3 of $9 million2 (€8 million) in the 2nd quarter of 2016

NEW YORK--(BUSINESS WIRE)--September 8, 2016--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced its results for the three-month period ended June 30, 2016 and for the six-month period ended June 30, 2016.

Recent Corporate Highlights

Cellectis

  A Phase I study of UCART19 in pediatric acute B lymphoblastic leukemia (B-ALL) was initiated at the University College of London (UCL), with the first dose administered to a patient in June 2016. This UCART19 clinical trial is sponsored by Servier in close collaboration with Pfizer.

  Cellectis employees presented important scientific presentations:
    An intrinsic safeguard Chimeric Antigen Receptor architecture for T-cell immunotherapy, presented by Julien Valton at ASCO, Chicago;
    Allogeneic TCRα/CD38 double knockout T-cells bearing an anti-CD38 Chimeric Antigen Receptor (CAR): an improved immunotherapy for the treatment of T-cell acute lymphoblastic leukemia (T-ALL) and multiple myeloma (MM), presented by Mathilde Dusseaux at EHA, Copenhagen, Denmark.
  The MIT Technology Review has named the Company on its Annual List of 50 Smartest Companies for the second year in a row.
  Cellectis has been selected as a 2016 World Economic Forum Technology Pioneer, a credential that is awarded annually to the most innovative and impactful companies developing new technologies around the world.

1 Euro-US Dollar exchange rate as of June 30, 2016: 1.1102
2 Euro-US Dollar average exchange rate for the 2nd quarter 2016: 1.1293
3 See the section related to the reconciliation of gaap to non-gaap net income. GAAP Net Loss attributable to shareholders amounts to $7 million (€6 million) in the 2nd quarter of 2016

Calyxt – Cellectis’ plant science subsidiary

  Appointment of former Monsanto Corporation executive Federico A. Tripodi to the role of Chief Executive Officer, a key hire for the execution of the commercial business plan and market launch of lead programs.
  Completed the expansion of its high-oleic / no-trans-fat (HO) soybean variety in Argentina, as part of its counter-season seed production. Thirty tons of HO soybean seeds have been shipped to production sites in the United States for further expansion, in preparation for an initial commercial launch expected in 2018.
  Calyxt hosted an R&D Day in New York City on May 26. Speakers reviewed advancements made in the plant science community with a focus on Calyxt’s plant engineering platform. Additionally, management provided an overview of Calyxt’s crop programs.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Second Quarter 2016 Financial Results

Cash: As of June 30, 2016 Cellectis had €269.7 million in total cash, cash equivalents and current financial assets compared to €276.5 million as of March 31, 2016. This decrease of €6.8 million notably reflects (i) the net cash flows used in operating activities of €7.6 million and (ii) fixed assets expenditure of €2.4 million. The change was also attributable to the unrealized positive translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €5.8 million.

Revenues and Other Income: During the quarters ended June 30, 2015 and 2016, we recorded €8.0 million and €18.1 million, respectively, in revenues and other income. This is mainly due to the increase of (i) €8.6 million in collaboration revenues, notably due to the achievement of two milestones under our collaboration agreement with Servier and (ii) €1.5 million in research tax credit.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the second quarter of 2016 were €28.2 million, compared to €20.1 million for the second quarter of 2015. The non-cash stock-based compensation expenses included in these amounts were €14.4 million and €7.1 million, respectively.

R&D Expenses: For the quarters ended June 30, 2015 and 2016, research and development expenses increased by €6.7 million from €12.8 million in 2015 to €19.5 million in 2016.Personnel expenses increased by €2.4 million from €9.3 million in 2015 to €11.6 million in 2016, notably due to a €0.5 million increase in wages and salaries, and a €4.5 million increase in non-cash stock based compensation expense, partly offset by a €2.6 million decrease in social charges on stock options and free share grants. Purchases and external expenses increased by €4.3 million from €3.2 million in 2015 to €7.5 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the quarters ended June 30, 2015 and 2016, we recorded €6.9 million and €8.6 million, respectively, of selling, general and administrative expenses. The increase of €1.7 million primarily reflects (i) an increase of €1.9 million in personnel expenses from €4.6 million to €6.5 million, attributable, among other things, to an increase of €2.7 million of non-cash stock-based compensation expense, partly offset by a decrease of €0.9 million of social charges on stock options and free share grants, and (ii) a decrease of €0.3 million in purchases and external expenses.

Financial Gain (Loss): The financial loss was €10.0 million for the second quarter of 2015 compared with a financial gain of €3.8 million for the second quarter of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three months ended June 30, 2015 and 2016, we recorded a net loss of €22.2 million (or €0.63 per share on both a basic and a diluted basis) and net loss of €6.3 million (or €0.18 per share on both a basic and a diluted basis), respectively. Adjusted income attributable to shareholders of Cellectis for the second quarter of 2016 was €8.1 million (€0.23 per share on both a basic and a diluted basis) compared to Adjusted loss attributable to shareholders of Cellectis of €15.0 million (€0.43 per share on both a basic and a diluted basis), for the second quarter of 2015. Adjusted income (loss) attributable to shareholders of Cellectis for the second quarter of 2016 and 2015 excludes non-cash stock-based compensation expense of €14.4 million and €7.2 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

First Half Year 2016 Financial Results

Cash: As of June 30, 2016 Cellectis had €269.7 million in total cash, cash equivalents and current financial assets compared to €314.2 million as of December 31, 2015. This decrease of €44.5 million was primarily driven by (i) €27.2 million of cash used in operating activities in connection with the initiation of industrial Good Manufacturing Practice (“GMP”) production of UCART123, increased expenses in materials required of GMP production and a payment of €7.2 million of value added taxes related to proceeds received in the fourth quarter of 2015 from Servier, and (ii) €10.8 million of cash used in investment activities, primarily through Calyxt’s land acquisition and greenhouse construction in an aggregate amount of €8.9 million. The decrease was also partially attributable to the negative unrealized translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets accounts of €5.8 million.

Cellectis expects that its cash, cash equivalents and Current financial assets of €269.7 million as of June 30, 2016 will be sufficient to fund its current operations through the end of 2018.

Revenues and Other Income: During the six months ended June 30, 2015 and 2016, we recorded €17.2 million and €27.6 million, respectively, in revenues and other income. This is mainly due to the increase of (i) €7.1 million in collaboration revenues notably due to the achievement of two milestones under our collaboration agreement with Servier and (ii) €3.4 million in research tax credit.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the first half of 2016 were €58.1 million, compared to €32.9 million for the first half of 2015. The non-cash stock-based compensation expenses included in these amounts were €27.8 million and €8.0 million, respectively.

R&D Expenses: For the six months ended June 30, 2015 and 2016, research and development expenses increased by €18.2 million from €20.2 million in 2015 to €38.4 million in 2016. Personnel expenses increased by €9.5 million from €13.9 million in 2015 to €23.5 million in 2016, notably due to a€1.4 million increase in wages and salaries, and a €11.6 million increase in non-cash stock based compensation expense, partly offset by a €3.5 million decrease in social charges on stock options and free share grants. Purchases and external expenses increased by €8.5 million from €5.7 million in 2015 to €14.2 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the six months ended June 30, 2015 and 2016, we recorded €12.2 million and €19.2 million, respectively, of selling, general and administrative expenses. The increase of €6.9 million primarily reflects (i) an increase of €6.5 million in personnel expenses from €8.3 million to €14.8 million, attributable, among other things, to an increase of €8.2 million of non-cash stock-based compensation expense, partly offset by a decrease of €2.0 million of social charges on stock options and free share grants, and (ii) an increase of €0.4 million in purchases and external expenses.

Financial Gain (Loss): The financial loss was €0.2 million for the first half year of 2015 compared with financial loss of €5.3 million for the first half year of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the six months ended June 30, 2015 and 2016, we recorded a net loss of €16.0 million (or €0.48 per share on both a basic and a diluted basis) and a net loss of €35.7 million (or €1.01 per share on both a basic and diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the first half of 2016 was €7.9 million (€0.22 per share on both a basic and a diluted basis) compared to Adjusted income attributable to shareholders of Cellectis of €8.0 million (€0.24 per share on both a basic and a diluted basis), for the first half of 2015. Adjusted loss attributable to shareholders of Cellectis for the first half of 2016 and 2015 excludes a non-cash stock-based compensation expense of €27.8 million and €8.0 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

As of
	December 31, 2015	June 30, 2016

ASSETS
Non-current assets
Intangible assets	956	1 268
Property, plant, and equipment	5 043	15 196
Other non-current financial assets	845	749
Total non-current assets	6 844	17 213

Current assets
Inventories and accumulated costs on orders in process	158	125
Trade receivables	6 035	13 816
Subsidies receivables	9 102	13 324
Other current assets	4 685	8 189
Cash and cash equivalent and Current financial assets	314 238	269 719
Total current assets	334 218	305 173
TOTAL ASSETS	341 062	322 387

LIABILITIES
Shareholders’ equity
Share capital	1 759	1 767
Premiums related to the share capital	420 682	448 388
Treasury share reserve	(184)	(239)
Currency translation adjustment	(1 631)	(1 510)
Retained earnings	(137 188)	(157 828)
Net income (loss)	(20 544)	(35 719)
Total shareholders’ equity - Group Share	262 894	254 859
Non-controlling interests	725	1 166
Total shareholders’ equity	263 619	256 024

Non-current liabilities
Non-current financial liabilities	66	38
Non-current provisions	437	565
Total non-current liabilities	503	603

Current liabilities
Current financial liabilities	1 921	2 173
Trade payables	6 611	11 324
Deferred revenues and deferred income	54 758	44 620
Current provisions	953	847
Other current liabilities	12 697	6 796
Total current liabilities	76 940	65 760
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	341 062	322 387

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – SECOND QUARTER (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June 30,
	2015	2016

Revenues and other income
Revenues	7 328	15 823
Other income	676	2 317
Total revenues and other income	8 004	18 140

Operating expenses and other operating income (expenses)
Royalty expenses	(392)	(291)
Research and development expenses (1)	(12 782)	(19 526)
Selling, general and administrative expenses (1)	(6 865)	(8 600)
Other operating income	166	264
Redundancy plan	28	0
Other operating expenses	(285)	(8)
Total operating expenses and other operating income (expenses)	(20 130)	(28 158)

Operating income (loss)	(12 126)	(10 018)

Financial gain (loss)	(10 039)	3 763

Net income (loss)	(22 166)	(6 255)
Attributable to shareholders of Cellectis	(22 166)	(6 255)
Attributable to non-controlling interests	-	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0,63)	(0,18)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0,63)	(0,18)

__________________

(1) Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This reclassification is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the reclassification in Q4 2015 and assess the performance of the consolidated company based on this new classification.

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – FIRST HALF-YEAR (unaudited) (€ in thousands, except per share data)

	For the six-month period ended June 30,
	2015	2016

Revenues and other income
Revenues	15 756	22 801
Other income	1 467	4 838
Total revenues and other income	17 223	27 639

Operating expenses and other operating income (expenses)
Royalty expenses	(819)	(723)
Research and development expenses (1)	(20 218)	(38 396)
Selling, general and administrative expenses (1)	(12 225)	(19 127)
Other operating income	516	386
Redundancy plan	235	1
Other operating expenses	(397)	(206)
Total operating expenses and other operating income (expenses)	(32 907)	(58 066)

Operating income (loss)	(15 684)	(30 427)

Financial gain (loss)	(166)	(5 292)

Net income (loss)	(15 850)	(35 719)
Attributable to shareholders of Cellectis	(16 020)	(35 719)
Attributable to non-controlling interests	171	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0,48)	(1,01)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0,48)	(1,01)

___________________

(1) Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This reclassification is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the reclassification in Q4 2015 and assess the performance of the consolidated company based on this new classification.

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted Income (Loss) attributable to shareholders of Cellectis in this press release. Adjusted Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Second quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June 30,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	(22 166)	(6 255)
Adjustment: Non-cash stock-based compensation expense	7 178	14 383
Adjusted Income (Loss) attributable to shareholders of Cellectis	(14 988)	8 128

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0,43)	0,23

Weighted average number of outstanding shares, basic (units)	35 043 251	35 295 817

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0,43)	0,23

Weighted average number of outstanding shares, diluted (units)	35 211 737	35 472 312

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First half-year (unaudited) (€ in thousands, except per share data)
	For the six-month period ended June 30,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	(16 020)	(35 719)
Adjustment: Non-cash stock-based compensation expense	8 017	27 797
Adjusted Income (Loss) attributable to shareholders of Cellectis	(8 003)	(7 922)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0,24)	(0,22)

Weighted average number of outstanding shares, basic (units)	33 181 535	35 245 549

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0,24)	(0,22)

Weighted average number of outstanding shares, diluted (units)	33 505 001	35 622 858

As a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Notwithstanding the foregoing, we currently provide quarterly interim consolidated financial data to the SEC, and commencing with our first quarter interim report for the 2017 fiscal year, we intend to file our periodic reports within the deadlines applicable to domestic reporting companies.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media contacts
Jennifer Moore, +1 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, +1 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor relations contact:
Simon Harnest, +1 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com